Media Release

Sale of interest in Clermont Mine completed

2 June 2014

Rio Tinto has completed the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal Pty Ltd, a company jointly owned by Glencore and Sumitomo Corporation, for US$1.015 billion.

Under the terms of the sale, Glencore has now taken over management of Clermont Mine, which produces thermal coal in central Queensland.

The sale of Clermont Mine delivers good value for Rio Tinto’s shareholders. It demonstrates the Group’s focus on strengthening its balance sheet and taking a disciplined approach to allocating capital.

Rio Tinto remains committed to a long-term future in the Australian coal industry, where its mines provide work for more than 5000 people in Queensland and New South Wales.

A US$2 billion extension of the Kestrel Mine was completed last year and studies are currently underway into options to extend the life of Hail Creek Mine, subject to future investment decisions.

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